Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

November 27, 2019

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File No.: 811-22525
Tortoise Select Opportunity Fund (S000042204)

Dear Ms. White:

The purpose of this letter is to respond to the comments provided on November 26, 2019 regarding the preliminary proxy statement filed on Schedule 14A (“Proxy Statement”) (accession number 0000894189-19-007824) with the U.S. Securities and Exchange Commission (the “SEC”) regarding the approval of a new investment sub-advisory agreement between Tortoise Capital Advisors, L.L.C. (“Tortoise Capital”) and Tortoise Advisors UK Limited (“Tortoise UK”) with respect to the the Tortoise Select Opportunity Fund (the “Fund.

For your convenience in reviewing the responses, the comments and suggestions received are included in bold-face type immediately followed by the response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

Responses to the comments are as follows:

1.	Please update the Fund’s series and class identifiers in EDGAR to reflect the name change of the Fund to the Tortoise Energy Evolution Fund.

The Trust responds by representing that at the time that the Fund’s name change is effective, the Trust will update the Fund’s series and class identifiers in EDGAR.

2.
The “Questions and Answers” section of the Proxy Statement includes disclosure that the Fund will not bear the cost of the proxy solicitation. Please also add disclosure that Tortoise Capital will bear the cost of the proxy solicitation.

The Trust responds by revising the response to the fourth question as follows:

“No. The Fund will not bear the cost of this proxy solicitation. Tortoise Capital will bear the cost of the proxy solicitation.”

3.	Please add disclosure to the Proxy Statement which addresses the information required by Item 22(c)(9) of Schedule 14A.

The Trust responds by revising the fifth paragraph under “Terms of the Sub-Advisory Agreement” as follows:

“Fees. Under the Sub-Advisory Agreement, the Adviser pays the Sub-Adviser a portfolio management fee out of the investment management fee it receives from the Fund. The Sub-Advisory Agreement clarifies that the sub-adviser will receive a sub-advisory fee with respect to the Fund’s assets. The annual rate of portfolio management fees payable to the sub-adviser under the Sub-Advisory Agreement is 0.375% of the Fund’s assets, payable quarterly, in arrears. As Tortoise UK did not serve as Sub-Adviser to the Fund during the fiscal year ended November 30, 2019, Tortoise UK did not receive any sub-advisory fees during that period. If Tortoise UK had served as Sub-Adviser to the Fund during the fiscal year ended November 30, 2019, Tortoise Capital would have paid Tortoise UK $92,613 in sub-advisory fees using the proposed sub-advisory fee rate.”

4.	Please provide the disclosure required by Item 22(c)(10) of Schedule 14A.

The Trust responds by revising the first paragraph following the officer’s table on page 4 of the Proxy Statement as follows:

“Tortoise UK manages the portfolios and dedicated sleeves of a number of investment vehicles with investment strategies which overlap with those of the Fund, including acting as sub-adviser to a closed-end fund registered under the 1940 Act. Tortoise UK does not serve as investment adviser or sub-adviser to any funds registered under the 1940 Act that have the same investment objective as the Fund."

5.	Please consider adding disclosure under “Proxies and Voting at the Meeting” that attendance at the Special Meeting is not sufficient to revoke a proxy.

The Trust responds by revising the first paragraph under “Proxies and Voting at the Meeting” as follows:

“Shareholders may use the proxy card or voting instruction forms provided if they are unable to attend the meeting in person or wish to have their shares voted by a proxy even if they do attend the meeting.  Any shareholder of the Fund giving a proxy has the power to revoke it prior to its exercise by mail (addressed to the Secretary at the principal executive office of the Trust shown at the beginning of this proxy statement), or in person at the Special Meeting, by executing a superseding proxy or by submitting a notice of revocation to the Fund. Attendance at the meeting is not by itself sufficient to revoke a previously submitted proxy. To obtain directions on how to attend the Special Meeting and vote in person, please call (800) 967-5071.”

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch, J.D.
Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.